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                            BIONOVA INTERNATIONAL, INC.



                                   July 16, 1998

To:  DNAP Holding Corporation
     Board of Directors



     Bionova International, Inc., A Delaware corporation ("Bionova"), hereby proposes to enter into a capitalization transaction with DNAP Holding Corporation, a Delaware corporation ("DNAP Holding"), on the following terms:

     1. Bionova would make a $50 million cash contribution to DNAP Holding in return for (i) 3,800,000 shares of common stock of DNAP Holding at a purchase price of $5.00 per share and (ii) 1,000 shares of convertible preferred stock of DNAP Holding. Each share of preferred stock would be convertible into 6,200 shares of common stock (valued at $5.00 per common share on conversion), subject to the authorization of a sufficient number of additional common shares to permit conversion.
          It is expected an increase in the number of authorized common shares sufficient to permit conversion of all of the shares of preferred stock would be submitted to the stockholders for consideration at the next stockholders meeting, which would be the earlier of the 1999 annual meeting of stockholders or a special meeting of stockholders if so called by the Board of Directors.

     2. In addition to the conversion privilege, this preferred stock will have the following rights and privileges: (i) holders of the preferred stock would be entitled to designate two additional directors to the DNAP Holding Board of Directors (the size of the board would be increased to eleven), and (ii) the preferred stock would have a liquidation preference.

     3. The cash contributed by Bionova International will be used to (i) retire $35 million of the currently outstanding debt of DNAP Holding and its subsidiaries to ELM and/or other creditors, and (ii) provide cash for ongoing operations and acquisitions.

     4. It is anticipated that DNAP Holding will also arrange a $100 million financing facility through Harris Bank or some other financial institution.

     5. Bionova International would use its best efforts to arrange for ELM to agree to any amendments to the Governance Agreement that are necessary to permit the foregoing transactions.


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     By carrying out the transactions discussed above, DNAP Holding could accomplish two primary goals. These are to properly capitalize DNAP Holding so it can carry on its operations and planned acquisitions, and, in so doing, to correct the deficiency DNAP Holding currently has regarding the NASDAQ National Market listing criteria so it can retain its listing.

     We look forward to hearing from you with regard to this proposal.

                                        Very truly yours,

                                        BIONOVA INTERNATIONAL INC.